Confidential

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

Report of Independent Registered Public Accounting Firm

To the Members
Kalorama Capital, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of Kalorama Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 19, 2016